

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Theodore Wahl
Chief Executive Officer
Healthcare Services Group, Inc.
3220 Tillman Drive
Bensalem, PA 19020

> **Re: Healthcare Services Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2023**
> **File No. 000-12015**

Dear Theodore Wahl:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program